Mail Stop 4561

January 29, 2009

Mr. Robin Raina
President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

      Re: **Ebix, Inc.**
              Registration Statement on Form S-1/A
              Filed November 19, 2008
              File No. 333-150371

Dear Mr. Raina:

    We have evaluated your response letter dated December 10, 2008. Although we have no additional comment at this time concerning the disclosure contained in the above-captioned registration statement, we reiterate the position set forth in comment 1 of our letter dated November 20, 2008. Because the offer and sale of the convertible promissory note to Whitebox VSC on July 11, 2008 was not complete prior to the filing of the registration statement that included the resale of shares issuable upon conversion of the note, Rule 152 was not available to separate the issuance and resale as separate transactions. With respect to other conclusions of law expressed in your letter, please note that different facts or conditions might require us to reach a different conclusion.

      If you have any questions, please contact Jay Ingram at (202) 551-3397. Should you require further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730

                      Sincerely,

                      Mark P. Shuman
                      Legal Branch Chief

cc: <u>Via Facsimile: (813) 229-4133</u>
       Richard A. Denmon
       Carlton Fields, P.A.